

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Craig S. Eastwood
Chief Financial Officer
Cytodyn, Inc.
1111 Main Street, Suite 660
Vancouver, WA 98660

Re: Cytodyn, Inc.
Form 10-Q for the quarterly period ended November 30, 2019
Exhibit No. 10.5 Commercialization and License Agreement between CytoDyn Inc. and Vyera Pharmaceuticals, LLC, dated December 17, 2019
Exhibit No. 10.6 Supply Agreement between CytoDyn Inc. and Vyera Pharmaceuticals, LLC, dated December 17, 2019.
Filed January 9, 2020
File No. 000-49908

Dear Mr. Eastwood:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance